FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2015

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated January 30, 2015
2.	Financial results for the quarter and nine months ended December 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	January 30, 2015	By:	/S/ Ranganath Athreya
			Name :	Ranganath Athreya

			Title :	General Manager - Joint Company Secretary & Head Compliance – Private Banking, Capital Markets & Non Banking Subsidiaries

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	January 30, 2015

Performance Review: Quarter ended December 31, 2014

•
14% year-on-year increase in consolidated profit after tax to Rs. 3,265 crore (US$ 518 million) for the quarter ended December 31, 2014 (Q3-2015) from Rs. 2,872 crore (US$ 456 million) for the quarter ended December 31, 2013 (Q3-2014)

•	14% year-on-year increase in standalone profit after tax to Rs. 2,889 crore (US$ 458 million) for Q3-2015 from Rs. 2,532 crore (US$ 402 million) for Q3-2014

•	26% year-on-year increase in retail advances at December 31, 2014

•	Year-on-year growth of 14% in current and savings account (CASA) deposits; CASA ratio at 44.0% at December 31, 2014

•	Net interest margin improved to 3.46% in Q3-2015 compared to 3.32% in Q3-2014

•	Total capital adequacy of 17.57% and Tier-1 capital adequacy of 12.96% on standalone basis at December 31, 2014, including profits for the nine months ended December 31, 2014

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended December 31, 2014.

Profit & loss account

•
Standalone profit after tax increased by 14% to Rs. 2,889 crore (US$ 458 million) for the quarter ended December 31, 2014 (Q3-2015) from Rs. 2,532 crore (US$ 402 million) for the quarter ended December 31, 2013 (Q3-2014).

•	Net interest income increased 13% to Rs. 4,812 crore (US$ 763 million) in Q3-2015 from Rs. 4,255 crore (US$ 675 million) in Q3-2014.

•	Non-interest income increased by 10% to Rs. 3,091 crore (US$ 490 million) in Q3-2015 from Rs. 2,801 crore (US$ 444 million) in Q3-2014.

•	Cost-to-income ratio was at 36.3% in Q3-2015 compared to 37.0% in Q3-2014 and 36.5% in Q2-2015.

•	Provisions were at Rs. 980 crore (US$ 155 million) in Q3-2015 compared to Rs. 850 crore (US$ 135 million) in Q2-2015 and Rs. 695 crore (US$ 110 million) in Q3-2014.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•
Standalone profit after tax increased by 15% to Rs. 8,253 crore (US$ 1.3 billion) for the nine months ended December 31, 2014 (9M-2015) from Rs. 7,158 crore (US$ 1.1 billion) for the nine months ended December 31, 2013 (9M-2014).

•	Consolidated profit after tax increased by 14% to Rs. 3,265 crore (US$ 518 million) for Q3-2015 from Rs. 2,872 crore (US$ 456 million) for Q3-2014.

•	Consolidated profit after tax increased by 10% to Rs. 9,162 crore (US$ 1.5 billion) for 9M-2015 from Rs. 8,317 crore (US$ 1.3 billion) for 9M-2014.

Operating review

The Bank has continued with its strategy of pursuing profitable growth. The Bank continued to grow its retail franchise and has seen strong growth in the retail loan portfolio. The Bank continued to strengthen its deposit franchise with healthy mobilisation of current & savings account (CASA) deposits, leveraging its branch network and technology initiatives. During the quarter, the Bank added 35 branches and 352 ATMs to its network. At December 31, 2014, the Bank had 3,850 branches, of which 450 branches were low cost branches in hitherto unbanked rural areas. The Bank continues to have the largest branch network among private sector banks in the country. The Bank had a presence in over 2,300 centres at December 31, 2014. The Bank’s ATM network increased to 12,091 ATMs at December 31, 2014 compared to 11,215 at December 31, 2013. The Bank also continued to strengthen its technology channels for increasing customer convenience. During the quarter, the Bank launched the country’s first contactless debit and credit cards that use near-field communication, or NFC, techonology. The Bank has extended its ‘Pockets by ICICI Bank’ application on Facebook to its Non-Resident Indian customers. The Bank recently launched banking services on Twitter, becoming the first bank in India to do so.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Credit growth

Total advances increased by 13% year-on-year to Rs. 375,345 crore (US$ 59.5 billion) at December 31, 2014 from Rs. 332,632 crore (US$ 52.8 billion) at December 31, 2013. The year-on-year growth in domestic advances was 16%. The Bank has continued to see robust growth in its retail disbursements resulting in a year-on-year growth of 26% in the retail portfolio at December 31, 2014. The retail portfolio constituted about 41% of the loan portfolio of the Bank at December 31, 2014.

Deposit growth

The Bank has seen healthy trends in CASA deposit mobilisation. During Q3-2015, savings account deposits increased by Rs. 4,927 crore (US$ 782 million). The Bank’s CASA ratio improved to 44.0% at December 31, 2014 from 43.7% at September 30, 2014. The average CASA ratio for Q3-2015 was at 39.3%. Total deposits increased by 12% year-on-year to Rs. 355,340 crore (US$ 56.4 billion) at December 31, 2014. Total CASA deposits increased by 14% year-on-year to Rs. 156,449 (US$ 24.8 billion) at December 31, 2014.

Capital adequacy

In line with Reserve Bank of India’s Basel III guidelines, the capital ratios reported by the Bank for December 31, 2014 do not include the profits for 9M-2015. Including the profits for 9M-2015, the capital adequacy ratio for the Bank as per Basel III norms would have been 17.57% and the Tier I ratio would have been 12.96% at December 31, 2014. Excluding profits for 9M-2015, the capital adequacy ratio was 16.39% and Tier-1 capital adequacy was 11.78%, well above the regulatory requirements.

Asset quality

Net non-performing assets at December 31, 2014 were Rs. 4,831 crore (US$ 766 million) compared to Rs. 3,997 crore (US$ 634 million) at September 30, 2014 and Rs. 3,121 crore (US$ 495 million) at December 31, 2013. The net non-performing asset ratio was 1.12% at December 31, 2014 compared to 0.96% at September 30, 2014 and 0.81% at December 31, 2013. The Bank’s provision coverage ratio, computed in accordance with RBI guidelines, was 63.5% at December 31, 2014. Net loans to companies whose facilities have been restructured were Rs. 12,052 crore (US$ 1.9 billion) at December 31, 2014 compared to Rs. 11,020 crore (US$ 1.7 billion) at September 30, 2014 and Rs. 8,602 crore (US$ 1.4 billion) at December 31, 2013.

Consolidated results

Consolidated profit after tax increased by 14% to Rs. 3,265 crore (US$ 518 million) for Q3-2015 from Rs. 2,872 crore (US$ 456 million) for Q3-2014. The annualised consolidated return on equity was 15.5% in Q3-2015.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Insurance subsidiaries

ICICI Prudential Life Insurance Company (ICICI Life) achieved profit after tax of Rs. 462 crore (US$ 73 million) for Q3-2015 compared to Rs. 428 crore (US$ 68 million) for Q3-2014. ICICI Life maintained its leadership in the private sector. ICICI Life’s retail weighted received premium increased by 37.5% from Rs. 2,190 crore (US$ 347 million) in 9M-2014 to Rs. 3,011 crore (US$ 478 million) in 9M-2015. ICICI Life’s annualised premium equivalent (APE) was Rs. 1,290 crore (US$ 205 million) in Q3-2015 compared to Rs. 868 crore (US$ 138 million) in Q3-2014. ICICI Life’s assets under management were  Rs. 94,593 crore (US$ 15.0 billion) at December 31, 2014 compared to Rs. 77,393 crore (US$ 12.3 billion) at December 31, 2013 and Rs. 90,726 crore (US$ 14.4 billion) at September 30, 2014.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector. The gross premium income of ICICI General was Rs. 1,708 crore (US$ 271 million) in Q3-2015 compared to Rs. 1,738 crore (US$ 276 million) in Q3-2014. ICICI General’s profit after tax increased to Rs. 176 crore (US$ 28 million) in Q3-2015 compared to Rs. 76 crore (US$ 12 million) in Q3-2014.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)
Rs. crore
	FY 2014	Q3- 2014	9M- 2014	Q2- 2015	Q3- 2015	9M- 2015
Net interest income	16,475	4,255	12,119	4,657	4,812	13,960
Non-interest income1	10,428	2,801	7,452	2,738	3,091	8,680
- Fee income	7,758	1,997	5,784	2,103	2,110	6,150
- Lease and other income	1,653	357	897	498	538	1,563
- Treasury income	1,017	447	771	137	443	967
Less:
Operating expense	10,309	2,617	7,430	2,697	2,866	8,388
Operating profit	16,594	4,439	12,141	4,698	5,037	14,252
Less: Provisions	2,626	695	1,913	850	980	2,556
Profit before tax	13,968	3,744	10,228	3,848	4,057	11,696
Less: Tax	4,158	1,212	3,070	1,139	1,168	3,443
Profit after tax	9,810	2,532	7,158	2,709	2,889	8,253
1.	Includes net foreign exchange gains relating to overseas operations of Rs. 222 crore in FY2014, Rs. 165 crore in Q2-2015 and Rs.192 crore in Q3-2015.
2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

Rs. crore
	December 31, 2013	March 31, 2014	September 30, 2014	December 31, 2014
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,155	1,155	1,157	1,159
Employee stock options outstanding	6	7	7	7
Reserves and surplus	72,896	72,052	77,713	80,655
Deposits	316,970	331,914	352,055	355,340
Borrowings (includes subordinated debt)1	150,940	154,759	150,349	152,994
Other liabilities	32,159	34,755	29,862	26,943
Total Capital and Liabilities	574,126	594,642	611,143	617,098

Assets
Cash and balances with Reserve Bank of India	19,157	21,822	19,211	19,080
Balances with banks and money at call and short notice	13,369	19,708	28,167	14,311
Investments	171,985	177,022	173,591	176,379
Advances	332,632	338,703	361,757	375,345
Fixed assets	4,629	4,678	4,678	4,650
Other assets	32,354	32,709	23,739	27,333
Total Assets	574,126	594,642	611,143	617,098
1.	Borrowings include preference share capital of Rs. 350 crore.
2.	Prior period figures have been regrouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face following our rapid international growth, future levels of impaired loans, our growth and expansion in domestic and overseas markets, the adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads, interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli at 91-22-2653 8525 or email ganguli.sujit@icicibank.com.

For investor queries please call Anindya Banerjee/Nayan Bhatia at 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= Rs. 63.04

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement

To The Board of Directors of
ICICI Bank Limited

1.
We have audited the quarterly financial results of ICICI Bank Limited (‘the Bank’) for the quarter ended 31 December 2014 and year to date financial results for the period from 1 April 2014 to 31 December 2014, attached herewith, being submitted by the Bank pursuant to the requirement of Clause 41 of the Listing Agreement, except for (a) the disclosures regarding ‘Public Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us and (b) disclosures relating to ‘Pillar 3 under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the quarter and year to date financial results and have not been audited by us. These quarterly financial results and year to date financial results have been prepared on the basis of the condensed interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these quarterly financial results and year to date financial results based on our audit of such condensed interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, issued pursuant to the Companies (Accounting Standards) Rules, 2006 which continue to apply under section 133 of the Companies Act 2013, provisions of Section 29 of the Banking Regulation Act,1949, circulars and guidelines issued by Reserve Bank of India (‘RBI’) from time to time and other accounting principles generally accepted in India.

2.
We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3.
For the purpose of our audit as stated in paragraph 2 above, we did not audit the branch returns of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, which reflect total assets of Rs. 1,506,041 million as at 31 December 2014, total revenues of Rs. 16,647 million for the quarter ended 31 December 2014 and Rs. 51,027 million for the period from 1 April 2014 to 31 December 2014 and net cash outflows amounting to Rs. 58,991 million for the quarter ended 31 December 2014 and Rs. 88,689 million for the period from 1 April 2014 to 31 December 2014. These branch returns have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors.

Auditors’ Report on the Financial Results of ICICI Bank Limited pursuant to the Clause 41 of the Listing Agreement (Continued)

ICICI Bank Limited

4.	In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

i)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

ii)	give a true and fair view of the net profit for the quarter ended 31 December 2014 as well as the year to date results for the period from 1 April 2014 to 31 December 2014.

5.
Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Bank in terms of Clause 35 of the Listing Agreement and found the same to be correct.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
30 January 2015	Membership No: 113156

ICICI Bank Limited
Registered Office: Landmark, Race Course Circle, Vadodara - 390 007.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.
Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Nine Months ended		Year ended
				December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013	March 31, 2014
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			12,435.21	12,150.56	11,454.95	36,352.67	32,688.90	44,178.15
	a)	Interest/discount on advances/bills		9,031.82	8,874.04	8,223.83	26,298.04	23,156.34	31,427.93
	b)	Income on investments		3,011.99	2,972.19	2,922.17	8,961.37	8,645.88	11,557.05
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		53.13	53.77	33.62	156.17	138.36	199.98
	d)	Others		338.27	250.56	275.33	937.09	748.32	993.19
2.	Other income			3,091.67	2,738.39	2,801.01	8,679.87	7,451.78	10,427.87
3.	TOTAL INCOME (1)+(2)			15,526.88	14,888.95	14,255.96	45,032.54	40,140.68	54,606.02
4.	Interest expended			7,623.55	7,493.92	7,199.89	22,392.48	20,569.86	27,702.59
5.	Operating expenses (e)+(f)			2,866.34	2,697.12	2,617.03	8,388.44	7,429.74	10,308.86
	e)	Employee cost		1,117.83	1,086.39	996.87	3,451.08	2,957.85	4,220.11
	f)	Other operating expenses		1,748.51	1,610.73	1,620.16	4,937.36	4,471.89	6,088.75
6.	TOTAL EXPENDITURE (4)+(5)			10,489.89	10,191.04	9,816.92	30,780.92	27,999.60	38,011.45
	(excluding provisions and contingencies)
7.	OPERATING PROFIT (3)–(6)			5,036.99	4,697.91	4,439.04	14,251.62	12,141.08	16,594.57
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies			979.69	849.49	694.64	2,555.26	1,912.62	2,626.40
9.	Exceptional items			..	..	..	..	..	..
10.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (7)–(8)–(9)			4,057.30	3,848.42	3,744.40	11,696.36	10,228.46	13,968.17
11.	Tax expense (g)+(h)			1,168.26	1,139.41	1,212.19	3,443.01	3,069.99	4,157.69
	g)	Current period tax		1,168.93	1,081.85	1,083.46	3,415.63	2,918.33	3,844.50
	h)	Deferred tax adjustment		(0.67)	57.56	128.73	27.38	151.66	313.19
12.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (10)–(11)			2,889.04	2,709.01	2,532.21	8,253.35	7,158.47	9,810.48
13.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
14.	NET PROFIT/(LOSS) FOR THE PERIOD (12)–(13)			2,889.04	2,709.01	2,532.21	8,253.35	7,158.47	9,810.48
15.	Paid-up equity share capital (face value Rs. 2/- each)			1,158.51	1,157.46	1,154.59	1,158.51	1,154.59	1,155.04
16.	Reserves excluding revaluation reserves			80,654.85	77,712.85	72,895.97	80,654.85	72,895.97	72,051.71
17.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.06	0.05	0.03	0.06	0.03	0.03
	ii)	Capital adequacy ratio (Basel III)		16.39%	16.64%	16.81%	16.39%	16.81%	17.70%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months) (in Rs.)	4.99	4.68	4.39	14.27	12.40	17.00
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised for three months/nine months) (in Rs.)	4.94	4.64	4.37	14.14	12.36	16.93
18.	NPA Ratio1
	i)	Gross non-performing advances (net of write-off)		13,082.62	11,546.70	10,399.13	13,082.62	10,399.13	10,505.84
	ii)	Net non-performing advances		4,773.10	3,942.33	3,118.44	4,773.10	3,118.44	3,297.96
	iii)	% of gross non-performing advances (net of write-off) to gross advances		3.40%	3.12%	3.05%	3.40%	3.05%	3.03%
	iv)	% of net non-performing advances to net advances		1.27%	1.09%	0.94%	1.27%	0.94%	0.97%
19.	Return on assets (annualised)			1.90%	1.82%	1.76%	1.85%	1.75%	1.78%
20.	Public shareholding
	i)	No. of shares		5,791,523,320	5,786,261,175	5,772,679,365	5,791,523,320	5,772,679,365	5,774,163,845
	ii)	Percentage of shareholding		100	100	100	100	100	100
21.	Promoter and promoter group shareholding
	i)	Pledged/encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
	ii)	Non-encumbered
		a)	No. of shares	..	..	..	..	..	..
		b)	Percentage of shares (as a % of the total shareholding of promoter and promoter group)	..	..	..	..	..	..
		c)	Percentage of shares (as a % of the total share capital of the Bank)	..	..	..	..	..	..
1
At December 31, 2014, the percentage of gross non-performing customer assets to gross customer assets was 3.00% and net non-performing customer assets to net customer assets was 1.12%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	December 31, 2014	September 30, 2014	March 31, 2014	December 31, 2013
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,158.51	1,157.46	1,155.04	1,154.59
Employees stock options outstanding	7.01	6.88	6.57	6.05
Reserves and surplus	80,654.85	77,712.85	72,051.71	72,895.97
Deposits	355,339.72	352,055.44	331,913.66	316,969.54
Borrowings (includes preference shares and subordinated debt)	152,994.70	150,349.19	154,759.05	150,940.21
Other liabilities and provisions	26,943.65	29,860.93	34,755.55	32,159.46
Total Capital and Liabilities	617,098.44	611,142.75	594,641.58	574,125.82

Assets
Cash and balances with Reserve Bank of India	19,079.82	19,210.70	21,821.82	19,157.15
Balances with banks and money at call and short notice	14,311.33	28,167.38	19,707.77	13,369.29
Investments	176,378.95	173,590.68	177,021.81	171,984.60
Advances	375,345.07	361,757.33	338,702.65	332,632.05
Fixed assets	4,649.57	4,678.01	4,678.14	4,629.28
Other assets	27,333.70	23,738.65	32,709.39	32,353.45
Total Assets	617,098.44	611,142.75	594,641.58	574,125.82

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine Months ended		Year ended
		December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013	March 31, 2014
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	23,053.82	22,150.39	20,543.46	65,301.97	57,910.89	79,563.85
2.	Net profit	3,265.32	3,064.62	2,872.30	9,161.95	8,317.11	11,041.37
3.	Earnings per share (EPS)
	a) Basic EPS (not annualised for three months/nine months) (in Rs.)	5.64	5.30	4.98	15.84	14.41	19.13
	b) Diluted EPS (not annualised for three months/nine months) (in Rs.)	5.57	5.24	4.95	15.68	14.33	19.03

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Nine Months ended		Year ended
		December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013	March 31, 2014
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	8,566.08	8,050.79	7,095.93	24,290.61	20,190.95	27,411.60
b	Wholesale Banking	8,334.82	8,538.96	8,408.84	24,983.42	24,221.61	32,402.48
c	Treasury	11,162.94	10,637.41	10,156.77	32,342.40	28,733.66	39,268.26
d	Other Banking	407.65	335.12	332.27	1,159.75	622.80	936.34
	Total segment revenue	28,471.49	27,562.28	25,993.81	82,776.18	73,769.02	100,018.68
	Less: Inter segment revenue	12,944.61	12,673.33	11,737.85	37,743.64	33,628.34	45,412.66
	Income from operations	15,526.88	14,888.95	14,255.96	45,032.54	40,140.68	54,606.02
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	714.89	805.57	561.61	1,983.88	1,507.95	1,829.52
b	Wholesale Banking	1,608.33	1,697.33	1,716.19	4,879.54	4,953.96	6,588.63
c	Treasury	1,647.33	1,289.46	1,397.16	4,543.75	3,536.73	5,252.27
d	Other Banking	86.75	56.06	69.44	289.19	229.82	297.75
	Total segment results	4,057.30	3,848.42	3,744.40	11,696.36	10,228.46	13,968.17
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	4,057.30	3,848.42	3,744.40	11,696.36	10,228.46	13,968.17
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(140,702.05)	(144,246.11)	(137,641.91)	(140,702.05)	(137,641.91)	(139,706.24)
b	Wholesale Banking	154,490.85	146,634.76	143,876.07	154,490.85	143,876.07	137,829.58
c	Treasury	62,744.88	71,784.45	62,351.85	62,744.88	62,351.85	69,446.71
d	Other Banking	1,541.52	1,242.25	781.07	1,541.52	781.07	970.07
e	Unallocated	3,745.17	3,461.84	4,689.53	3,745.17	4,689.53	4,673.20
	Total	81,820.37	78,877.19	74,056.61	81,820.37	74,056.61	73,213.32

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008.

2.
"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.
5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:
1.	The above financial results have been approved by the Board of Directors at its meeting held on January 30, 2015.
2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.
3.
Pillar 3 (Market Discipline) disclosures (unaudited) as per RBI guidelines on Composition of Capital Disclosure Requirements at December 31, 2014 for the Group are available at http://www.icicibank.com/aboutus/invest-disclosure.html.

4.
Other income includes net foreign exchange gain relating to overseas operations of  Rs. 191.69 crore, Rs. 165.13 crore and Rs. 222.25 crore for three months ended December 31, 2014, three months ended September 30, 2014 and year ended March 31, 2014 respectively.

5.
The shareholders of the Bank have approved the sub-division of each equity share having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of period presented.

6.
During the three months ended December 31, 2014, the Bank has allotted 683,104 equity shares of Rs. 10/- each upto December 4, 2014 and after December 5, 2014, 1,846,625 equity shares of Rs. 2/- each were allotted pursuant to exercise of employee stock options. The shares of face value Rs. 10/- each were sub-divided into shares of face value Rs. 2/- each effective December 5, 2014, being the record date for sub-division.

7.	Status of equity investors' complaints/grievances for the three months ended December 31, 2014:

Opening balance	Additions	Disposals	Closing balance
0	31	31	0

8.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.
9.
The above unconsolidated financial results for the three months September 30, 2014, three months and nine month ended December 31, 2014 are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The unconsolidated financial results for the three months and nine months ended December 31, 2013 and year ended March 31, 2014 have been audited by another firm of chartered accountants.

10.	Rs. 1 crore = 10 million.

/s/ N.S. Kannan
Place:	Mumbai	N. S. Kannan
Date:	January 30, 2015	Executive Director